UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Everyday Health, Inc.

(Name of Issuer)

Common Stock, $ 0.01 par value

(Title of Class of Securities)

300415106

(CUSIP Number)

Gardner Lewis Asset Management, L.P.

Attn: Len Sorgini, Chief Compliance Officer

285 Wilmington West Chester Pike, Chadds Ford, PA 19317

(610)558-2800

Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 7, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 300415106                                                                                                                                                              Page 2 of 10

1. Names of Reporting Persons
Gardner Lewis Asset Management, L.P.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0
8. Shared Voting Power
3,254,166
9. Sole Dispositive Power
0
10. Shared Dispositive Power
3,254,166
11. Aggregate Amount Beneficially Owned by Each Reporting Person
3,254,166
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
9.6
14. Type of Reporting Person
IA

CUSIP No. 300415106                                                                                                                                                              Page 3 of 10

1. Names of Reporting Persons
Gardner Lewis Asset Management, Inc.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0
8. Shared Voting Power
3,254,166
9. Sole Dispositive Power
0
10. Shared Dispositive Power
3,254,166
11. Aggregate Amount Beneficially Owned by Each Reporting Person
3,254,166
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
9.6
14. Type of Reporting Person
CO

CUSIP No. 300415106                                                                                                                                                               Page 4 of 10

1. Names of Reporting Persons.
Gardner Lewis Merger Arbitrage Fund, L.P.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0
8. Shared Voting Power
2,290,027
9. Sole Dispositive Power
0
10. Shared Dispositive Power
2,290,027
11. Aggregate Amount Beneficially Owned by Each Reporting Person
2,290,027
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
6.8
14. Type of Reporting Person
PN

CUSIP No. 300415106                                                                                                                                                               Page 5 of 10

1. Names of Reporting Persons.
Gardner Lewis Partners, LLC

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0
8. Shared Voting Power
2,290,027
9. Sole Dispositive Power
0
10. Shared Dispositive Power
2,290,027
11. Aggregate Amount Beneficially Owned by Each Reporting Person
2,290,027
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
6.8
14. Type of Reporting Person
OO

CUSIP No. 300415106                                                                                                                                                              Page 6 of 10

ITEM 1. SECURITY AND ISSUER

This Schedule 13D (this “Schedule 13D”) relates to the common stock, $0.01 par value (the “Common Stock”), of Everyday Health, Inc.. (the “Issuer”). The Issuer’s principal executive offices are located at 345 Hudson Street, 16th Floor, New York, NY 10014.

ITEM 2. IDENTITY AND BACKGROUND

                   (a)     This Schedule 13D is filed jointly on behalf of Gardner Lewis Asset Management, L.P., a Pennsylvania limited partnership (“GLAM”), and Gardner Lewis Asset Management, Inc., a Delaware corporation, and the sole general partner of GLAM (“GLAM GP”), Gardner Lewis Merger Arbitrage Fund L.P., a Delaware limited partnership and private investment fund (the “Fund”), and Gardner Lewis Partners, LLC, a Pennsylvania limited liability company and the sole general partner of the Fund (the “Fund GP”). W. Whitfield Gardner (“Mr. Gardner”) is the sole stockholder of GLAM GP. See Note 1 in Item 5.

(b) The place of organization or citizenship of each person listed in this Item 2 is as follows: GLAM (Pennsylvania), GLAM GP (Delaware), the Fund (Delaware), the Fund GP (Pennsylvania) and Mr. Gardner (Pennsylvania).  The address of the principal office or business address, as applicable, of each person listed above is 285 Wilmington West Chester Pike, Chadds Ford, PA 19317.

(c) GLAM’s principal business is acting as an investment adviser to private funds and managed accounts. GLAM is a registered investment adviser with the Securities and Exchange Commission. GLAM GP’s principal business is to act as the sole general partner of GLAM. The Fund’s principal business is a private investment fund. The Fund GP’s principal business is to act as the sole general partner of the Fund. Mr. Gardner’s principal business is Chairman and CEO of GLAM.

(d) No person listed in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) No person listed in this Item 2 was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws (or finding any violation with respect to such laws) as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction to which such reporting person was a party during the last five years.

  (f)     Each person listed in this Item 2 is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The funds used in purchasing shares of Common Stock on behalf of clients of GLAM come from private funds and various client accounts advised by GLAM, including the Fund. The funds used in purchasing shares on behalf of the Fund cam from the Fund’s investors. See Note 1 in Item 5.

ITEM 4. PURPOSE OF TRANSACTION

GLAM transactions are for private funds and client accounts advised by GLAM in the normal course of business, including the Fund. GLAM reserves the right, from time to time, to acquire additional shares of Common Stock for, and/or dispose of shares of Common Stock held in, the private funds and client accounts advised by GLAM, including the Fund. None of the persons listed in Item 2 has any other plans or proposals related to the securities of the Issuer.

CUSIP No. 300415106                                                                                                                                                               Page 7 of 10

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

                (a)        GLAM and GLAM GP share voting and dispositive power over 3,254,166 shares of Common Stock, representing 9.6% of the Common Stock, and the Fund and the Fund GP share voting and dispositive power over 2,290,027 of those shares of Common Stock, representing 6.8% of the Common Stock. Such percentages are based on 33,786,416 shares of Common Stock issued and outstanding as of November 7, 2016 as reported on the Issuer’s Form 10-Q filed on November 8, 2016. See Note 1 in this Item 5.

(b)       The power to dispose of and vote the shares of Common Stock referenced in paragraph (a) of the this Item 5 is shared among GLAM and GLAM GP, with respect to those shares the beneficial ownership of which is attributable to GLAM and GLAM GP, and the Fund, the Fund GP, GLAM and GLAM GP with respect to those shares the beneficial ownership of which is attributable to the Fund and the Fund GP . See Note 1 in this Item 5.

(c)       In the past 60 days, GLAM, on behalf of the private funds and client accounts it advises, including the Fund, effected the transactions in the Issuer’s securities set forth on Exhibit B attached hereto.

(d)    Any dividends on, and proceeds from the sale of, any shares of Common Stock are for the account of the private funds and client accounts advised by GLAM that hold such shares, including the Fund.

(e)       Not applicable.

Note 1: GLAM advises private funds and client accounts.  In such capacity, GLAM has voting authority and dispositive discretion over the securities of the Issuer described in this Schedule 13D that are owned by the private funds and client accounts advised by GLAM, including the Fund.  The pecuniary interest of all securities reported in this Schedule 13D is owned by the private funds and client accounts advised by GLAM, including the Fund.  Except for the purpose of determining beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, as amended, GLAM, GLAM GP, the Fund GP and Mr. Gardner each disclaims beneficial ownership of all securities reported in this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in this Schedule 13D, none of the persons listed in Item 2 has any contracts, arrangements, understandings or other relationship with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A - Joint Filing Agreement

Exhibit B – Item 5(c) Table

CUSIP No. 300415106                                                                                                                                                               Page 8 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Gardner Lewis Asset Management, L.P.

By: Gardner Lewis Asset Management, Inc., its general partner

Dated: November 17, 2016                                                       By: /s/ W. Whitfield Gardner

                                                                                             W. Whitfield Gardner

                                                                                             Chairman and CEO

                                                                                               Gardner Lewis Asset Management, Inc.

Dated: November 17, 2016                                                       By: /s/ W. Whitfield Gardner

                                                                                             W. Whitfield Gardner

                                                                                              Chairman and CEO

                                                                                      Gardner Lewis Merger Arbitrage Fund, L.P.

                                                                                      By: Gardner Lewis Partner, LLC, its general partner

Dated: November 17, 2016                                                       By: /s/ W. Whitfield Gardner

                                                                                                     W. Whitfield Gardner

                                                                                                     Chairman and CEO

                                                                                     Gardner Lewis Partner, LLC

Dated: November 17, 2016                                                       By: /s/ W. Whitfield Gardner

                                                                                                     W. Whitfield Gardner

                                                                                                     Chairman and CEO

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

CUSIP No. 300415106                                                                                                                                                               Page 9 of 10

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other reporting persons on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Everyday Health, Inc. and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute the Agreement this 17th day of November, 2016.

                                                                          Gardner Lewis Asset Management, L.P.

                                                                         By: Gardner Lewis Asset Management, Inc., its general partner

Dated: November 17, 2016                               By: /s/ W. Whitfield Gardner

                                                                                 W. Whitfield Gardner

                                                                                    Chairman and CEO

                                                                         Gardner Lewis Asset Management, Inc.

Dated: November 17, 2016                                 By: /s/ W. Whitfield Gardner

                                                                                W. Whitfield Gardner

                                                                                Chairman and CEO

                                                                Gardner Lewis Merger Arbitrage Fund, L.P.

                                                                By: Gardner Lewis Partner, LLC, its general partner

Dated: November 17, 2016                                 By: /s/ W. Whitfield Gardner

                                                                                      W. Whitfield Gardne

                                                                                      Chairman and CEO

                                                                Gardner Lewis Partner, LLC

Dated: November 17, 2016                                 By: /s/ W. Whitfield Gardner

                                                                                      W. Whitfield Gardner

                                                                                      Chairman and CEO

 CUSIP No. 300415106                                                                                                                                                           Page 10 of 10

EXHIBIT B

Item 5(c) Table

Date of Purchase / Sale	Shares Purchased / (Sold)(#)	Average Purchase / Sale Price per Share ($)
10/21	338,232	10.45
10/24	269,845	10.45
10/25	153,813	10.45
10/26	91,682	10.45
10/27	204,824	10.45
10/28	3,350	10.45
10/31	145,191	10.45
11/1	211,407	10.45
11/2	78,297	10.45
11/3	30,762	10.45
11/4	28,833	10.45
11/7	767,077	10.45
11/8	234,700	10.45
11/9	21,081	10.45
11/10	115,407	10.46
11/11	23,005	10.45
11/14	536,445	10.45
11/15	215	10.45